[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 19, 2019

Samantha Brutlag

Tony Burak

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Center Coast Brookfield MLP & Energy Infrastructure Fund (File Nos. 333-229567 and 811-22843)

Dear Ms. Brutlag and Mr. Burak:

Thank you for your telephonic comments regarding the registration statement on Form N-2 (the “Registration Statement”) filed by Center Coast Brookfield MLP & Energy Infrastructure Fund (the “Fund”) on February 7, 2019.  We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below.  Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement.

General Comments

Comment 1:                                       We note that the name of the Fund’s investment adviser was changed from Brookfield Investment Management, Inc. to Brookfield Public Securities Group LLC.  Please confirm whether there was a change in the adviser and, if so, was a shareholder vote obtained.

Response 1:                                          Effective January 4, 2019, Brookfield Investment Management Inc. was reorganized as a Delaware limited liability company and its name was changed to Brookfield Public Securities Group LLC (the “Reorganization”).  There was no change to the control, management, business or operations of the Adviser.  The Reorganization was primarily intended to align how the Adviser is marketed and to facilitate an unrelated corporate restructuring initiative that otherwise had no impact on the business or operations of the Adviser.  The Adviser determined that the Reorganization would not cause an “assignment,” as defined in Rule 2a-6 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 202(a)(1)-1 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), of the Fund’s investment advisory agreement for purposes of Section 15(a)(4) of the 1940 Act and Section 205(a)(2) of the Advisers Act, therefore no shareholder vote was required.

Comment 2:                                       The Fund’s Schedule of Investments indicates that 16.0% of the Fund was invested in a private equity fund.  If applicable, please include any Acquired Fund Fees and Expenses in the fee table.

Response 2:                                          The sole investment listed under the heading “Private Equity Fund” in the Fund’s Schedule of Investments relates to securities of KKR Eagle Co-Invest LP (the “Co-Invest Vehicle”) held by the Fund. Through the Co-Invest Vehicle, the Fund invests in Veresen Midstream Limited Partnership (“Veresen Midstream”). Veresen Midstream is a joint venture, 50% of which is held by KKR entities and certain co-investors, such as the Fund, and 50% of which is held by a leading midstream company. Veresen Midstream is a privately held operating company formed to build out midstream infrastructure in support of a producer’s development of a natural gas-focused resource play in North America. An indirect interest in Veresen Midstream is the only investment held by the Co-Invest Vehicle.  Such an investment is consistent with the Fund’s policy of making investments in a limited number of carefully selected private investments. As described in the prospectus, “[t]he Fund may enter into private company investments identified by the Adviser or may co-invest in private company investment opportunities owned or identified by other third party investors, such as private equity firms. However, the Fund will not invest in private equity funds or other privately offered pooled investment funds.”  The Co-Invest Vehicle is a special purpose vehicle through which the Fund invests in Veresen Midstream, which is a privately held operating company, not a private equity fund.  The classification of the investment as a “Private Equity Fund” investment in the Fund’s Schedule of Investments dated September 30, 2018 was an inadvertent mischaracterization.  The Fund intends to classify this investment as a “Private Investment” in future Schedules of Investments.  Therefore, no Acquired Fund Fees and Expenses related to the Fund’s investment in Veresen Midstream through the Co-Invest Vehicle are included in the fee table.

Comment 3:                                       Under the heading “Market and Net Asset Value Information,” please update the table to include the most recent fiscal quarter.

Response 3:                                          The Fund has revised the disclosure as requested.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy